Exhibit 12.1

LYONDELLBASELL INDUSTRIES N.V.

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	Successor	Predecessor
	May 1	January 1
	through	through	For the Year Ended
	December 31	April 30,	December 31,	December 31,	December 31,
Millions of dollars, except ratio data	2010	2010	2009	2008	2007
Income (loss) from continuing operations before income taxes	$1,686	$7,383	$(4,283)	$(8,191)	$940
Deduct income (loss) from equity investments	86	84	(181)	38	162
Add distributions of earnings from equity investments	34	18	26	98	148

Earnings adjusted for equity investments	1,634	7,317	(4,076)	(8,131)	926

Fixed charges:
Interest expense, gross	545	713	1,795	2,476	353
Portion of rentals representative of interest	56	35	104	183	24

Total fixed charges before capitalized interest	601	748	1,899	2,659	377
Capitalized interest	2	4	35	13	3

Total fixed charges including capitalized interest	603	752	1,934	2,672	380

Earnings before fixed charges	$2,237	$8,069	$(2,142)	$(5,459)	$1,306

Ratio of earnings to fixed charges(a)	3.71	10.73	—-	—	3.44

(a)	For the years 2009 and 2008, earnings were insufficient to cover fixed charges by $4,076 million and $8,131 million, respectively.